United States securities and exchange commission logo





                            February 4, 2021

       Stephen D. Steinour
       Chief Executive Officer
       Huntington Bancshares Incorporated
       41 South High Street
       Columbus, OH 43287

                                                        Re: Huntington
Bancshares Incorporated
                                                            Registration
Statement on Form S-4
                                                            Filed January 28,
2021
                                                            File No. 333-252517

       Dear Mr. Steinour :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Griffith at 202-551-3267 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance
       cc:                                              Jacob Kling